UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Robert R. Meredith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 MADISON AVE SUITE 111
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON MONTGOMERY 212-759-1972 OR PETER HOFFMAN 212-56
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARDSON, EDWARD JR.
(Name – if individual, state last, first, middle name)

15565 Northland Dr. Ste 508 (Address) SOUTHFIELD (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT R. MEREDITH & Co, Inc, as of FEBURARY 24, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Jon Montgomery
Signature

Director
Title

Notary Public

03/01/2017

KARIDJA HONORINE REA
Notary Public - State of New York
NO. 01RE6347628
Qualified in New York County
My Commission Expires Sep 6, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert R. Meredith & Co., Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Robert R. Meredith & Co., Inc.
100 Park Avenue
New York, NY 10017

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Robert R. Meredith & Co., Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Robert R. Meredith & Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert R. Meredith & Co., Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Robert R. Meredith & Co., Inc. financial statements. Supplemental Information is the responsibility of Robert R. Meredith & Co., Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the   Net Capital

Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

Robert R. Meredith & Co., Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31,2016

ASSETS

Current Assets

Cash in Bank	$16
Accounts receivable	0
Investments (cash)	575
Total Current Assets	$591

Other Assets

Other Receivables	0
Total Assets	$591

Liabilities and Stockholders Equity

Liabilities

Accrued Liabilities	$59,010
Note Payable	45,076

Stockholders' Equity

Capital Stock no par value 200 shares authorized, 100 Shares issued and outstanding	100,000
Paid in Excess	793,476
Retained Earnings	(103,496)

Total Liabilities and Stockholders Equity — $591

Statement of Financial ConditionRobert R. Meredith & Co., Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2016

Revenues	$0
Operating Expenses	
General and Administrative	28,783
Regulatory and Audit	7,467
Total Operating Expenses	36,250
Net Loss	$(36,250)

The accompanying notes are an integral part of these financial statements.

Robert R. Meredith & Co., Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

Cash Flows From Operating Activities	
Net (Loss)	$(36,250)
Investments	75
Accounts Receivable	1,315
Other	6
Accrued Liabilities	<u>33,774</u>
Net Cash Used By	
Operating Activities	(1,080)
Net Decrease in Cash	(1,080)
Cash at Beginning of Period	<u>1,096</u>
Cash at End of Period	<u>$16</u>

The accompanying notes are an integral part of these financial statements.

Robert R. Meredith & Co., Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31,2016

STATEMENT OF CHANGES IN OWNERSHIP EQUITY 2016

	Common Stock		Paid-in Capital		Treasury Stock	Retained Earnings	Total Stockholders Equity
	Shares	Amount	Shares	Amount	Shares Amount	Amount	Amount
Balance January 1, 2015	100	$100,000	100	$793,476		($939,750)	($46,274)
Net Loss						(20,972)	(20,972)
Balance December 31, 2015	100	$100,000	100	$793,476		($960,722)	($67,246)

	Common Stock		Paid-in Capital		Treasury Stock	Retained Earnings	Total Stockholders Equity
	Shares	Amount	Shares	Amount	Shares Amount	Amount	Amount
Balance January 1, 2016	100	$100,000	100	$793,476		($960,722)	($67,246)
Net Loss						(36,250)	(36,250)
Balance December 31, 2016	100	$100,000	100	$793,476		($996,972)	($103,496)

Robert R. Meredith & Co., Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2016

NONE

The accompanying notes are an integral part of these financial statements.

Robert R. Meredith & Co., Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Robert R. Meredith & Co., Inc. (the Company) was incorporated in the State of New York .The Company has adopted a calendar year.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company files its federal, state and city income taxes on a consolidated basis with its parent. Income taxes are allocated to each company within the consolidated group as if each company filed its income tax returns separately. The Company complies with FASB ASC 740-10, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carry forwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1; the Company is under capital.

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED-PARTY TRANSACTIONS

The Company has had expense-sharing agreements in place with parent company Meredith Financial Group, Inc. (MFG) since 2005. Parent has paid the obligations of the Company when requested. In FY 2016, $45,076 is payable to MFG.

NOTE E – RENT

The rent expense for the year was $300.00; the entire amount was expensed as incurred.

NOTE F – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable place. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2016		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	575.00	575.00
Total	$ 575.00	$ 575.00

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2016		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	575.00	575.00
Total	$ 575.00	$ 575.00

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H – ARBITRATION

The Company was a party in a FINRA arbitration involving a direct debt obligation of the parent company which was adjudicated, appealed, and paid by the parent in November 2016. The payment made by the parent after the appeal was beyond the FINRA-designated August 2015 time deadline for payments by member firms, and resulted in an automatic suspension of business activities. The Company has petitioned FINRA to lift the suspension and is awaiting a ruling.

NOTE I – GOING CONCERN

Pertaining to February 24, 2018, the Parent company Meredith Financial Group, Inc. (MFG) and the Company have had expense-sharing agreements in place since 2005 and MFG, when requested, has paid the obligations of the Company, including during FY 2016. If necessary, MFG will continue to do so in the foreseeable future.

However, it is anticipated that a capital infusion into the Company from selected MFG shareholders will be completed in the first half of 2017 which, combined with a new Company business plan involving commission and fee activity from those same shareholders, should augment and may perhaps replace the financial support of the parent. These shareholders have a strategic interest in the Company as a

broker-dealer and they represent the interests of several family offices in the U.S. and Europe that are engaged in investment and strategic business acquisitions.

The anticipated timing of the MFG investment into the Company in 2017 has been dictated by the latter's curtailment of business activities due to the bankruptcy of a significant European client, as well as the need for MFG to reorganize its asset management business to separate it from the Company because of the regulatory overlap. The latter has already been achieved, and the former revenue stream will be replaced by new and existing shareholders of MFG.

Robert R. Meredith & Co., Inc.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$ (103,495.00)
Nonallowable assets:		
Other Assets	575.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(575.00)
Other Securities	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ (104,070.00)

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 6,932.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ (109,070.00)

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 104,086.00
Percentage of aggregate indebtedness to net capital	104.79%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016 $ (104,070.00)

Adjustments:

Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	(104,070.00)
Reconciled Difference	$ (0.00)

Robert R. Meredith & Co., Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016[, the Company had net capital of [$104,086] which was [$109,070] below its required net capital of [$5,000]. The Company's net capital ratio was negative. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; In 2016 there were no customer transactions.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

(if revenues exceed $500,000 remove this Statement Related to SIPC Reconciliation in its entirety)

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue

Robert R. Meredith & Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI 48075

February 24, 2017

Board of Directors
Robert R. Meredith & Co., Inc.
551 Madison Avenue, Suite 1101
New York, NY 10022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Robert R. Meredith & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Robert R. Meredith & Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Robert R. Meredith & Co., Inc. stated that Robert R. Meredith & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Robert R. Meredith & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robert R. Meredith & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

ROBERT R. MEREDITH & CO. INC.

551 MADISON AVENUE, SUITE 1101 — NEW YORK, NY 10022 — 212.399.6682

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive, Suite 508
West Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson:

Please be advised that Robert R. Meredith & Co., Inc. has complied with Exemption Rule 15c3-3 (k) (2)(ii), for the period of January 1, 2016 through December 31, 2016. Robert R. Meredith & Co., Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Robert R. Meredith & Co., Inc.'s past business has been of similar nature and has complied to this exemption since its inception.

As director of Robert R. Meredith & Co., Inc., I have made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

I have been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were no known events or other factors that might have affected Robert R. Meredith & Co., Inc.'s compliance with this exemption.

Very truly yours,

Robert R. Meredith & Co., Inc.

Jon Montgomery

Jon M. Montgomery
Director

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Robert R Meredith & Co., Inc.
551 Madison Avenue, Suite 1101
New York, NY 10022

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF

ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Robert R Meredith & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Robert R Meredith & Co., Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Robert R Meredith & Co., Inc.'s management is responsible for Robert R Meredith & Co., Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Robert R Meredith & Co., Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional

procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 24, 2017